EXHIBIT 6D

INSITU BIOLOGICS, INC. HAS REQUESTED THAT THE OMITTED PORTIONS OF THIS DOCUMENT, WHICH ARE INDICATED BY ASTERISKS, BE ACCORDED CONFIDENTIAL TREATMENT PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933. INSITU BIOLOGICS, INC. HAS SEPARATELY FILED THE OMITTED PORTIONS OF THE DOCUMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “License Agreement”) is made and entered into as of November 14, 2014 (the “Effective Date”) by and between Lifecore Biomedical, LLC (“Lifecore”) and InSitu Biologics, Inc. (“ISB”).

RECITALS

1. Lifecore is a party to that certain Exclusive License Agreement by and between The Cleveland Clinic Foundation (“CCF”) and Lifecore entered into on April 17, 2007, as amended (the “CCF Agreement”) pursuant to which CCF granted Lifecore a license, with the right to grant sublicenses, under a certain family of patents to make, have made, develop, use, import, export, distribute, market, promote, offer for sale and sell products. Under this License Agreement, Lifecore grants ISB a sublicense of Lifecore’s rights under those patents, to develop, use, import, export, distribute, market, promote, offer for sale and sell Products in the Field (as those terms are defined below), subject to the terms and conditions of this License Agreement.

2. Lifecore has registered the trademark, Corgel® BioHydrogel, in the United States, and is granting ISB a license under that Licensed Trademark in connection with the development, offer and sale of Products in the Field.

3. The license granted to ISB under this Agreement does not include the right to manufacture or have manufactured Product. Lifecore retains the right to manufacture and supply to ISB and any future sublicensees any and all Products developed under this License Agreement.

AGREEMENTS:

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties mutually agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Specific Definitions. All capitalized terms used herein and not otherwise defined have the meaning given them in the CCF Agreement. As used in this License Agreement, the following definitions and terms shall have the meanings set forth or as referenced below:

“Field” means all applications and fields of use, including but not limited to human and veterinary health care applications and research purposes, except for the following excluded applications and fields: dermal filler, vocal cord repair and augmentation, mitral annular remodeling, vitreous replacement, ortho-cartilage repair, joint visco-supplementation, vessel occlusion (which includes the filling or closure of any blood vessel, organ duct, or congenital abnormality), use of Licensed Technology as a carrier matrix for bone morphogenetic proteins and/or peptides in prevention, treatment, or amelioration of musculoskeletal conditions in humans, and as a carrier, delivery, or growth matrix for allogeneic, xenogeneic, or autologous cells in the Field, and as an adhesive in conjunction with other materials or devices for the purposes of sealing an anastomosis site. In addition, “Field” includes the non-exclusive use of Licensed Technology as (a) a carrier, delivery, or growth matrix for allogeneic, xenogeneic, or autologous cells in the Field, and (b) an adhesive in conjunction with other materials or devices for the purposes of sealing an anastomosis site .

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“Licensed Technology” means the Sublicensed Patents and the Licensed Trademark.

“Licensed Trademark” means Corgel® BioHydrogel, U.S. Reg. No. 3,856,330.

“Party” means Lifecore or ISB. “Parties” shall mean Lifecore and ISB.

“Product(s)” means any article, device or composition developed or sold by ISB or its sublicensees in the Field, the manufacture, use, sale, offer for sale, or import of which in whole or in part, absent the licenses granted hereunder would infringe, or is covered by, one or more Valid Claim(s) within the Sublicensed Patents or the Licensed Trademark.

“Regulatory Approval” means any and all approvals, licenses, regulations or authorizations by an applicable government regulatory authority involved in granting approvals for the development, manufacturing, commercialization, reimbursement or pricing of a Product, including without limitation, the FDA, that are necessary for the commercial sale of a Product.

“Sublicensed Patents” means (a) the patents identified on Exhibit 1, and (b) any and all divisions, continuations, reissues, reexamines, extensions and continuations-in-part applications of any of (a) above and any patents issuing thereto.

“Third Parties” means any individual, person or organization, incorporated or unincorporated, other than Lifecore and ISB or their respective Affiliates.

“Valid Claim” means any issued claim(s) of any Sublicensed Patent that has not been permanently revoked, nor held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is unappealable or unappealed in the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

1.2 Other Terms. Other terms may be defined elsewhere in the text of this License Agreement and shall have the meaning indicated throughout this License Agreement.

1.3 Definitional Provisions.

(a)	The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this License Agreement, shall refer to this License Agreement as a whole and not to any particular provisions of this License Agreement. The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(b)	References to an “Exhibit” or to a “Schedule” are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this License Agreement, and references to an “Article” or a “Section” are, unless otherwise specified, to one of the Articles or Sections of this License Agreement. The term “person” includes any individual, partnership, joint venture, corporation, trust, unincorporated organization or government or any department or agency thereof. The term “dollars” or “$” shall refer to the currency of the United States of America.

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ARTICLE 2

LICENSE GRANT

2.1 License Grant.

(a)	Subject to the terms and conditions of this License Agreement and the CCF Agreement, Lifecore hereby grants to ISB an exclusive worldwide license, including the right to grant further sublicenses in accordance with Section 2.1(b) of this License Agreement, under Lifecore’s rights under the Sublicensed Patents and the Licensed Trademark, respectively, to develop, use, import, export, distribute, market, promote, offer for sale and sell Products in the Field, provided that this license grant is subject to (x) the rights retained by CCF set forth in Section 2.3 of the CCF Agreement, and (y) Lifecore’s rights to make or have made the Products.

(b)	In accordance with Section 2.1(a) of this License Agreement, ISB may grant sublicenses of its rights under the Licensed Technology to Third Parties; provided that ISB shall not enter into any sublicense without first providing Lifecore a copy of the proposed sublicense agreement and obtaining Lifecore’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Upon termination or expiration of this Agreement, all sublicenses shall automatically terminate unless Lifecore agrees in writing to be bound to the sublicense agreement and the sublicensee is not then in breach of the sublicense agreement.

2.2 Supply of Products. Lifecore retains the right to manufacture and supply to ISB and all sublicensees any and all Products developed under this License Agreement and any sublicenses issued under this License Agreement. Lifecore will negotiate in good faith with ISB or its sublicensees the terms of commercial supply under a supply agreement that is acceptable to both parties. No party is obligated to execute a supply agreement on terms that are not acceptable to such party.

2.3 Corgel® Biohydrogel Distribution. During the term of this License Agreement, Lifecore will supply the Corgel Product described on Exhibit 2 (the “Corgel Product”) to ISB for ISB’s distribution and resale for research purposes in the Field. This distribution right will be co-exclusive between ISB and Lifecore in the Field until June 1, 2015. Provided that ISB is not in breach of this Agreement at that time, ISB’s distribution right will become exclusive to distribute Corgel Product in the Field for use in the Field. Lifecore and ISB will negotiate in good faith the terms of supply of the Corgel Product. Subject to any applicable confidentiality or privacy restrictions, Lifecore will provide ISB with contact information and Lifecore’s sales history for Corgel Product to transition customers and work with ISB to transition advertising with respect to Corgel Product upon conversion to the exclusive distribution arrangement. Lifecore will retain distribution rights for the Corgel Product on a co-exclusive basis in the Field during transition until June 1, 2015. This Agreement does not restrict Lifecore’s rights in the Corgel Product outside the Field during the Term of this Agreement.

2.4 Development Services. If ISB elects to engage in development activity with the Product, it will contract with Lifecore for all its development services for Product used in GLP studies and any human clinical studies. Lifecore and ISB will negotiate in good faith an agreement for Lifecore to provide these development services to ISB at Lifecore’s standard rates.

2.5 No Additional Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a Party hereto, as a result of this Agreement, obtain any ownership interest or license in or other right to any technology, know-how, patents, patent applications, products, or materials of the other Party, including, but not limited to, items owned, controlled or developed by the other Party, at any time pursuant to this Agreement. This Agreement does not create, and shall under no circumstances be construed or interpreted as creating, an obligation on the part of either Party to grant any license to the other Party other than as expressly set forth herein. Any further contract or license agreement between the Parties must be in writing and signed by both Parties.

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ARTICLE 3

LICENSING FEES AND COSTS

3.1 Licensing Upfront Fees. As sole consideration for the license of Licensed Technology, ISB shall pay to Lifecore the non-refundable, non-creditable amount of ****, payable to Lifecore in two installments. The first installment of **** is due and payable to Lifecore upon signing this Agreement, and the second installment of **** is due and payable to Lifecore before May 1, 2015.

3.2 Milestone Payments. In addition, ISB shall pay Lifecore a milestone payment equal to **** (“Milestone Payment”) for each Product developed by ISB or a sublicensee. Each Milestone Payment will become due and payable to Lifecore upon ISB executing each development or sublicense arrangement with any Third Party for any Product and thereafter as new Products are added under those arrangements. For clarity, there are no royalty payments contemplated under this License Agreement.

3.3 Intellectual Property Costs. As provided in Section 5.1, ISB will reimburse Lifecore for reasonable and documented out-of-pocket costs for maintaining and prosecuting the Sublicensed Patents and the Licensed Trademark after the Effective Date.

ARTICLE 4

WARRANTIES

4.1 Representations and Warranties of Lifecore. Lifecore hereby represents and warrants to ISB that, as of the Effective Date:

(a)	It has the right, power and authority to grant ISB the licenses granted under this License Agreement; and

(b)	To the best of its knowledge, the execution of this License Agreement by Lifecore and performance of Lifecore’s obligations under this License Agreement do not conflict with, cause a default under, or violate any existing contractual obligation that may be owed by Lifecore to any Third Party.

4.2 Representations, Warranties and Covenants of ISB.

(a)	ISB hereby represents and warrants to Lifecore that, as of the Effective Date, to the best of its knowledge the execution of this License Agreement and performance of ISB’s obligations under this License Agreement do not conflict with, cause a default under, or violate any existing contractual obligation that may be owed by ISB to any Third Party.

(b)	ISB hereby covenants to Lifecore and agrees that all Products developed under the licenses granted herein will be marketed, distributed and sold in all material respects in accordance with applicable federal, state and local laws, rules and regulations, including, without limitation, in all material respects in accordance with all applicable rules and regulations of the FDA.

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(c)	ISB hereby represents and warrants to Lifecore that ISB is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to enter into, execute and deliver this License Agreement.

4.3 Disclaimer. Except as expressly provided in this Agreement, nothing in this Agreement will be construed as:

(a)	A warranty or representation by Lifecore or CCF as to the validity or scope of any of the Licensed Technology;

(b)	A warranty or representation by Lifecore or CCF that anything made, used, sold or otherwise disposed of under the licenses granted in this License Agreement, or the practice of the Licensed Technology, will or will not infringe patents of third parties;

(c)	An obligation of Lifecore or CCF to furnish any know-how or other manufacturing information;

(d)	An obligation of Lifecore or CCF to provide any services to ISB, except as otherwise provided for in this Agreement; or

(e)	An obligation of Lifecore or CCF to bring or prosecute actions or suits against third parties for infringement of patents or other proprietary rights.

4.4 Express Disclaimers. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, LIFECORE IS PROVIDING THE LICENSED TECHNOLOGY “AS IS” AND WITH ALL FAULTS. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, LIFECORE MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ASSUMES NO RESPONSIBILITIES WHATSOEVER WITH RESPECT TO USE, SALE, OR OTHER DISPOSITION BY ISB OR ITS, SUBLICENSEES, VENDEES OR OTHER TRANSFEREES OF PRODUCTS INCORPORATING OR MADE BY USE OF INVENTIONS LICENSED UNDER THIS AGREEMENT. IN NO EVENT WILL LIFECORE OR CCF, OR THEIR TRUSTEES, DIRECTORS, OFFICERS, EMPLOYERS AND AFFILIATES, BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OF ANY KIND, WHETHER GROUNDED IN TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, CONTRACT OR OTHERWISE.

ARTICLE 5

PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

5.1 Prosecution and Maintenance.

(a)	Lifecore shall, or shall cause CCF to, diligently prosecute and maintain the Sublicensed Patents and the Licensed Trademark, using counsel of its choice. Such counsel shall promptly provide ISB with copies of all relevant documentation, notices, and communications (written and oral) with government officials, so that ISB may be informed and apprised of the continuing prosecution. ISB agrees to keep this documentation confidential.

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(b)	ISB shall pay, or reimburse Lifecore, for all reasonable and necessary out-of-pocket-costs (including attorneys’ and filing fees) incurred on or after the Effective Date for preparing, filing, prosecuting (including interferences, re-examinations and reissues), and maintaining each of the Sublicensed Patents and the Licensed Trademark in the jurisdictions identified on Exhibit 1. For expenses incurred after the Effective Date, Lifecore will provide ISB invoices specifying the date on which the expense was incurred and the purpose of the expense (including, as applicable, a summary of patent attorney services giving rise to the expense). ISB will pay Lifecore within 30 days of receipt of Lifecore’s invoices.

(c)	ISB consents to the maintenance of the Sublicensed Patents and Licensed Trademark that have already been filed and/or issued as of the Effective Date. ISB’s obligation to pay the prosecution and maintenance costs described in this Section 5.1 shall continue during the Term, provided, however, that ISB may terminate its obligations with respect to any given Sublicensed Patent or Licensed Trademark upon three (3) months’ prior written notice to Lifecore. Commencing on the effective date of such notice, (i) ISB shall thereafter have no license right under this Agreement under that Sublicensed Patent or Licensed Trademark in the applicable country, and (ii) Lifecore may abandon or continue prosecution and/or maintenance of such application(s), patent(s) or trademark(s) at its sole discretion and expense.

5.2 Enforcement of Licensed Technology.

(a)	Notice. If either Party becomes aware of any infringement, of any issued patent within the Sublicensed Patents or the Licensed Trademark, such Party will notify the other Party in writing within thirty (30) days to that effect.

(b)	Infringement of Licensed Technology by Third Parties.

(i) In the case of any infringement within the Field of any Sublicensed Patent or Licensed Trademark by any Third Party during the Term of this Agreement, ISB will have the first right, but not the obligation, at ISB’s expense, to cause such Third Party to cease infringement and to otherwise enforce such Sublicensed Patent or Licensed Trademark, or to defend the Sublicensed Patent and Licensed Trademark in any declaratory judgment action brought by Third Parties which alleges the invalidity, unenforceability or non-infringement of the rights associated with the Licensed Technology in the Field. ISB will have control of the conduct of any such action that it brings, provided that ISB will not enter into any settlement, consent judgment or other voluntary disposition of any such action without the prior written consent of Lifecore (and CCF to the extent required by the CCF Agreement), which consent will not be unreasonably withheld, delayed or conditioned, if the settlement would admit the invalidity or unenforceability of any Sublicensed Patent or Licensed Trademark. Lifecore will, at the request and expense of ISB, cooperate and provide such reasonable assistance as ISB may request in any action described in this Section 5.2(b)(i). Except for providing such reasonable assistance, Lifecore will have no obligation to ISB regarding the legal actions described herein; provided that if required to enable ISB to initiate or continue such action, Lifecore will join such action at ISB’s request and expense. Lifecore, however, will have the right to participate in any such action through its own counsel and, except as provided in the next sentence, at its own expense. Any recovery or compensation resulting from such proceeding will first be used to reimburse ISB for any expenses in connection with the proceeding (including attorney’s fees, expert witness fees, court fees, and related charges), and then to reimburse Lifecore for any unreimbursed expenses in connection with providing assistance or joining the proceeding at ISB’s request, and the remainder, if any, will belong entirely to ISB as the Party who funded the action.

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(ii) If ISB does not, within a reasonable period after becoming aware of such infringement but no less than ninety (90) calendar days from the date of receipt of written notice from Lifecore or CCF, (A) initiate legal proceedings against such threatened or actual infringement, or defend legal proceedings brought by a Third Party, as provided in Section 5.2.(b)(i) above, or (B) cause such infringement to terminate, Lifecore may thereafter take such action as it deems necessary to enforce its rights in the Sublicensed Patent or Licensed Trademark, including, without limitation, the right, but not the obligation, to bring, at its own expense, an infringement action or file any other appropriate action or claim related to such infringement against any Third Party. Lifecore will have control of the conduct of any such action that it brings, provided that, Lifecore will not enter into any settlement, consent judgment or other voluntary disposition of any such action without the prior written consent of ISB, which consent will not be unreasonably withheld, delayed or conditioned, if the settlement would admit the invalidity or unenforceability of any Sublicensed Patent or Licensed Trademark. ISB will, at the request and expense of Lifecore, cooperate and provide reasonable assistance in any action described in this Section 5.2(b)(ii) and, if required to enable Lifecore to initiate or continue such action, will join such action at Lifecore’s request. Any recovery or compensation resulting from such proceeding will first be used to reimburse Lifecore for any expenses in connection with the proceeding (including attorney’s fees, expert witness fees, court fees and related charges), and then to reimburse ISB for any unreimbursed expenses in connection with providing assistance at or joining the proceeding at Lifecore’s request, the remainder, if any, will belong entirely to Lifecore as the Party who has funded the enforcement action.

5.3 Infringement of Third Party Rights. Each Party will promptly notify the other Party in writing of any notice or claim of any infringement or commencement against it of any suit or action for infringement of a Third Party patent (“Third Party Claim”) based upon or arising from actions taken under the licenses granted in this Agreement. ISB will have the first right, but not the obligation, to defend and settle such Third Party Claim, provided, however, that ISB will not make any settlements of any suit, proceeding or action relating to an infringement of any patent or trademark in connection with this Agreement without first obtaining Lifecore’s (and CCF’s to the extent required by the CCF Agreement) prior written consent, such consent not to be unreasonably withheld or delayed, if the settlement would admit the invalidity or unenforceability of any Sublicensed Patent or Licensed Trademark. If ISB opts not to defend or settle such Third Party Claim, it will notify Lifecore of such decision and at Lifecore’s expense, Lifecore will have the right to undertake the defense or settlement of such Third Party Claim. Lifecore will not make any settlements of any suit, proceeding or action relating to an infringement of any patent or trademark in connection with this Agreement, if the settlement would admit the invalidity or unenforceability of any Sublicensed Patent or Licensed Trademark. In the event that neither ISB nor Lifecore elects to defend or settle such Third Party Claim, or in the event ISB is permanently enjoined from exercising its license rights granted hereunder pursuant to a Third Party Claim and cannot obtain a license from that Third Party on reasonably acceptable terms within six months of such judgment, then either ISB or Lifecore may, in its sole discretion upon written notice to the other party, terminate the rights and obligations under this Agreement with respect to the Sublicensed Patent or Licensed Trademark subject to such Third Party Claim.

5.4 Patent Marking; Trademark Usage. ISB will mark Products sold or distributed by ISB in the Territory with a notice that will provide that such Products are made under one or more of the Sublicensed Patents and will provide such notice in the manner and with such prominence as is customary for legal proprietary notices. ISB will comply with all trademark manuals and similar use guidelines provided by Lifecore with respect to the Licensed Trademark.

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5.5 Confidential Information. Each Party will maintain the Confidential Information of the other Party in confidence, and will not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement or with the express written consent of the Party who provided such Confidential Information. Except as may be authorized in advance in writing by the disclosing Party, the receiving Party will only grant access to the Confidential Information to its employees as necessary to carry out activities under this Agreement and such employees will have entered into non-disclosure agreements consistent with the terms of this Section 5.5. The obligations of confidentiality described above will not pertain to that part of any Confidential Information to the extent:

(a)	such information was lawfully in a Party’s possession or control prior to the time it received the information from the other Party;

(b)	such information was developed by a Party independently of and without reference to the Confidential Information;

(c)	such information was at the time it was disclosed to or obtained by a Party, or thereafter became, available to the public through no fault of the Party holding such information; or

(d)	such information was lawfully obtained by a Party from a Third Party that has the right to disclose such information free of any obligations of confidentiality.

5.6 Use of Names. Neither Party may identify the other party in any promotional advertising or other promotional materials to be disseminated to the public or any portion thereof or to use the name of any staff member, employee, or student or any trademark, service mark, trade name, or symbol or logo, or that is associated with it, without the other Party’s prior written consent.

ARTICLE 6

RECORDKEEPING

6.1 Books and Records. ISB will maintain documentation detailing ISB’s arrangements to develop Products for commercial sale and accurate records detailing all development and sublicense relationships and Products developed thereunder. Such books and records will be preserved for a period not less than five years after they are created during and after the Term of this Agreement or in accordance with applicable laws and regulations for such retention, whichever is longer.

6.2 Audit. Upon reasonable notice and during regular business hours, ISB will allow an independent certified public accountant of regional standing selected by Lifecore and acceptable to ISB to have reasonable access to ISB’s offices and the relevant records, files and books of account, and such accountant shall have the right to examine any records reasonably necessary to determine the accuracy of ISB’s calculations of amounts due to Lifecore under Section 3.2. Lifecore may not conduct more than one such audit during any calendar year, and any such audit may not cover a period of more than three years, or any period that has already been subject to audit under this Section 6.2. All records disclosed to those accountants will be deemed to be Confidential Information under this Agreement. Lifecore shall cause its accountant to sign a suitable confidentiality agreement reasonably acceptable to ISB prior to conducting such audit, and the only Confidential Information of ISB that the accountant shall be authorized to disclose to Lifecore will be the results of the accountant’s calculation of amounts payable under Section 3.2. Any such audit will be at the expense of Lifecore, unless an audit shows an under reporting or underpayment in excess of the greater of ten percent (10%) or Twenty Five Thousand Dollars ($25,000) for any twelve (12) month period, in which case ISB shall reimburse Lifecore for the cost of the audit at the time that ISB pays the unreported payments, including accrued interest from the due date until paid, at a rate equal to the then prevailing prime rate of Citibank, N.A.

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ARTICLE 7

TERM AND TERMINATION

7.1 Term. Unless terminated in accordance with Article 7, the term (the “Term”) of this License Agreement will begin on the Effective Date and continue for a period of five (5) years from the Effective Date, subject to extension as follows:

(a)	ISB, at its option, may renew this License Agreement for consecutive five (5) year periods if at the expiration of the initial five year period, a Product has entered GLP pre-clinical testing, or a Product has entered human clinical trials, or the first human commercial sale of a Product has occurred in the EU or U.S., provided that ISB pays Lifecore**** in a license extension payment at the time of each such renewal.

(b)	Notwithstanding any renewal, the Term will expire at the last to expire Valid Claim of the last to expire Sublicensed Patent, but any outstanding supply arrangement may be extended as provided in Section 7.5 below.

7.2 Termination of this License Agreement by Lifecore. If ISB violates or fails to perform any material term or covenant of this License Agreement, Lifecore may terminate this License Agreement, at its option and without prejudice to any of its other legal and equitable rights and remedies, by giving ISB at least sixty (60) days’ notice in writing, particularly specifying the breach. Such notice of termination shall not be effective unless ISB cures the specified breach within such sixty (60) day period (the “Cure Period”), or, in the case of breaches not reasonably curable within such sixty (60) days, if ISB commences the cure thereof within such sixty (60) days and diligently thereafter prosecutes such cure. During the Cure Period, ISB may continue to use the Licensed Technology in accordance with this Agreement. Nothing in this Section 7.2 shall prohibit Lifecore from pursuing any other remedies at law which it may have in connection with ISB’s material breach.

7.3 Termination of this License Agreement by ISB. ISB may, at its option, terminate this Agreement in its entirety:

(a)	at any time by giving at least sixty (60) days written notice of such termination to Lifecore; or

(b)	upon any material breach by Lifecore under this Agreement, which Lifecore fails to remedy within sixty (60) days after notice thereof by Lifecore.

ISB may, during such time as Lifecore is seeking to remedy such material breach, be entitled to continue to use the Licensed Technology granted hereunder. Nothing in this Section 7.3 shall prohibit ISB from pursuing any other remedies at law which it may have in connection with Lifecore’s material breach.

7.4 Effects of Termination.

(a)	Termination of License. Upon a termination of this License Agreement in its entirety under Section 7.2 or Section 7.3, ISB’s rights to the Licensed Technology granted hereunder and all use thereof will terminate and any and all rights in the Licensed Technology will revert back to Lifecore.

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(b)	Effect on Sublicenses. Any sublicenses granted by ISB under this Agreement shall upon termination or expiration of this Agreement, all sublicenses shall automatically terminate unless Lifecore agrees in writing to be bound to the sublicense agreement and the sublicensee is not then in breach of the sublicense agreement.

(c)	Development Data and Regulatory Approvals. Upon termination of this Agreement for any reason other than breach by Lifecore, to the extent legally permissible for ISB, Lifecore (or CCF) may request an assignment from ISB of ISB’s interest in (a) all development data and other information arising out of the development work conducted by or on behalf of ISB pursuant to this Agreement that relate to the Licensed Patents or Products, and (b) all Regulatory Approvals of, and all filings made with regulatory agencies with respect to, the Products. The Parties agree to negotiate in good faith to arrive at an appropriate value for the preceding upon the termination of this Agreement. If the parties are unable to reach agreement within 90 days after the date of Lifecore’s (or CCF’s) request as to the amount to be paid, either Party may initiate dispute resolution under Section 9.3 to determine the amount to be paid to ISB based upon the fair value of the assets assigned, taking into account, among other reasonable factors, the amount incurred by ISB in connection with the development, Regulatory Approvals and payments to Lifecore under this Agreement.

In addition, at Lifecore or CCF’s request and expense, ISB will deliver to Lifecore or CCF, subject to data privacy or other legal restrictions on the scope of such transfer, one set of all records required by regulatory authorities to be maintained with respect to the sale, storage, handling, shipping and use of the Products. Lifecore agrees that, subject to the provisions of Section 5.5 (Confidential Information), ISB may retain such number of copies thereof as ISB is required by law to maintain.

(d)	Accrued Obligations. Expiration or termination of the Agreement will not release either party from any obligation that matured prior to the effective date of such expiration or termination.

(e)	Survival. Upon expiration or termination of this Agreement, Sections 4.3, Section 4.4, 6.1, 6.2, 7.4, 7.5, and 8.1, and Article 9, will, with related definitions, survive and remain in full force and effect.

7.5 Continued Supply of Product. If the Sublicense Agreement remains in effect on the date that is two years prior to the expiration of the last to expire Valid Claim of the last to expire Sublicensed Patent, ISB will have the first right of negotiation to negotiate in good faith an agreement to continue to have Lifecore provide exclusive supply of Product following the expiration of the patent claims. The terms and conditions must be acceptable to both parties and neither party is obligated to extend the supply arrangement on terms that are not acceptable to such party.

ARTICLE 8

INDEMNIFICATION AND INSURANCE

8.1 Indemnification. ISB will indemnify, defend and hold harmless Lifecore, CCF and their respective trustees, directors, officers, medical and professional staff, employees, students, and agents and their respective successors, heirs, and assigns (each an “Indemnitee”), against all third party claims and expenses (including legal expenses and reasonable attorneys’ fees) arising out of the death of or injury to any person or persons or out of any damage to property and against any other third party claim, proceeding, demand, expense, and liability of any kind whatsoever, including without limitation claims for intellectual property infringement, resulting from the production, manufacture, sale, use, lease, consumption, or advertisement of Products to the extent arising from any right or obligation of ISB hereunder or a breach by ISB of any of its representations, warranties or obligations under this Agreement, provided, however, that ISB will not be obligated to indemnify, defend and hold harmless any Indemnitee against any claim, proceeding, demand, expense, or liability to the extent it arises out of, results from, or is increased by, (a) the material breach of this Agreement by Lifecore, or (b) Lifecore’s negligence or misconduct. The Indemnitee will promptly give notice to ISB of any claims or proceedings which might be covered by this Section 8.1 and ISB will have the right to defend the same, including selection of counsel and control of the proceedings; provided that ISB will not, without the written consent of the Indemnitee, settle or consent to the entry of any judgment with respect to such third party claims (a) that does not release the Indemnitee from all liability with respect to such third party claim or (b) which materially adversely affects the Indemnitee or under which the Indemnitee would incur any obligation or liability, other than one as to which ISB has an indemnity obligation hereunder. Lifecore agrees to fully cooperate and aid such defense. Lifecore at all times reserves the right to select and retain counsel of its own at its own expense to defend Lifecore’s and CCF’s interests.

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8.2 Insurance.

(a)	ISB will at all times comply, through insurance or self-insurance, with all statutory workers’ compensation and employers’ liability requirements covering any and all employees with respect to activities performed under this Agreement.

(b)	ISB shall obtain prior to in human use of Products product liability insurance coverage reasonably appropriate in the industry relative to the risk involved in marketing Products and will include the Indemnitees as additional insureds. Preceding any in human use of the Products and thereafter annually between January 1 and January 31 of each year, ISB will present evidence to Lifecore that the coverage is being maintained. In addition, ISB will provide Lifecore with at least thirty (30) days’ prior written notice of any change in or cancellation of the insurance coverage.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 Further Assurances. Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

9.2 Governing Law. This License Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota excluding that body of law pertaining to conflict of laws.

9.3 Dispute Resolution. The Parties agree to resolve any controversy, dispute or claim arising under or in connection with this License Agreement (including, without limitation, the existence, validity, interpretation or breach hereof and any claim based on contract, tort of statute) as set forth below.

(a)	Executive Dispute Resolution. The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this License Agreement promptly by negotiation between executives who have authority to settle the controversy. Upon a Party’s written notice to the other Party of any dispute not resolved in the normal course of business, the receiving Party shall, within 20 days, submit to the sending Party a written response. The notice and response shall include (a) a statement of that Party’s position and a summary of arguments supporting that position, and (b) the name and title of the executive who will represent that Party and of any other person who will accompany the executive. Within thirty (30) days after delivery of the initial notice, the designated executives of both Parties shall meet at a mutually acceptable time and place to attempt to resolve the dispute. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

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(b)	Litigation of Unresolved Disputes. In the event that any such dispute arising out of or relating to this License Agreement is not resolved by the good faith efforts of the executives of the Parties within 45 days following the final meeting of the Parties’ executives, unless otherwise agreed to by the Parties, any litigation commenced by the Parties involving the unresolved dispute shall then be subject to the exclusive jurisdiction of the state and federal courts of the State of Minnesota. In any such litigation, the Parties hereby expressly waive a jury trial.

9.4 Force Majeure. No Party will be in breach of or liable to the other Party for loss or damages for any default or delay attributable to any Force Majeure event if the Party affected gives prompt notice of any such cause to the other Party. The Party giving such notice of Force Majeure will take reasonable and diligent actions to cure such cause. In addition, the Parties will meet promptly to determine an equitable solution to the effects of any such event. If the Party affected by the Force Majeure event cannot resume its compliance with this License Agreement within one hundred eighty (180) days of the event, then the other Party may terminate this License Agreement. For purposes of this License Agreement, “Force Majeure” means, without limitation, acts of God, explosions, floods, tempest, fires or accidents, war or threat of war, acts, restrictions or regulations of any government or governmental agency, import or export regulations or embargoes, strikes or other labor troubles, difficulties in obtaining raw materials, power failure or breakdowns in machinery or any other cause beyond the control of, or occurring without the fault of, the party asserting the event of Force Majeure.

9.5 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto. None of the rights, privileges, or obligations of ISB set forth in, arising under, or created by this License Agreement may be assigned or transferred without the prior consent in writing of Lifecore.

9.6 Entire Agreement; Amendments. This License Agreement (including its heading and recitals) and the documents and agreements contemplated herein and the schedules and exhibits hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof and supersede all previous negotiations, commitments and writings with respect to the subject matter. No amendment, modification or supplement of any provision of this License Agreement will be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

9.7 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this License Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this License Agreement, or any waiver on the part of any Party of any provisions or conditions of this License Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this License Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

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9.8 Severability. If any provision of this License Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this License Agreement and the remainder of this License Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this License Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.9 Counterparts. This License Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

9.10 Relationship. Nothing contained in this License Agreement will be deemed to create a joint venture, partnership, agency or similar endeavor between the Parties hereto. Each Party will act solely as an independent contractor and neither Party will have any power or authority to direct or indirectly bind or at on behalf of the other.

[Remainder of Page Intentionally Left Blank.].

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IN WITNESS WHEREOF, the Parties hereto have caused this License Agreement to be executed and duly attested by their corporate officers duly authorized for this purpose.

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EXHIBIT 1

Sublicensed Patents

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EXHIBIT 2

Corgel® Hydrogel Product Pricing

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